MERCALOT INC.

C/ de l’Illa Formentera, 54, Quatre Carreres,

46026 Valencia, Spain

Telephone: +13072630861

Email: mercalot.inc@safedealconnect.com

October 10, 2024

To Tanisha Meadows, Suying Li,

Rucha Pandit and Taylor Beech

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re:	Mercalot Inc.
Registration Statement on Form S-1
Filed August 27, 2024
File No. 333-281804

Dear Ta Tanisha Meadows, Suying Li, Rucha Pandit and Taylor Beech:

In response to your letter dated September 23, 2024 pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No.1 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on August 27, 2024.

Registration Statement on Form S-1

Cover Page

1.	Please move the Item 501(b)(10) legend and date of the prospectus from the cover page of the registration statement to the cover page of the prospectus.

Response:

The Item 501(b)(10) legend and date of the prospectus have been moved as requested.

2.	We note your disclosure on page 6 that you will seek to have a market maker file an application with FINRA for your common stock to be eligible for trading on the OTC Market, Nasdaq Stock Market, and OTCQB "[a]fter the effective date of the registration statement (emphasis added)." We also note your disclosure that you do not currently "have an arrangement in place for a market maker to file such an application and there is no guarantee that [you] will be able to find one to do so." Please prominently include these representations on the prospectus cover page.

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Response:

We have added the following disclosure on the prospectus cover page:

“Also, Mercalot Inc. intends to seek a market maker to file an application with the Financial Industry Regulatory Authority (FINRA) to have our common stock become eligible for trading on the OTC Market, Nasdaq Stock Market, and OTCQB after the effective date of the registration statement. However, we currently do not have an arrangement in place for a market maker to file such an application, and there is no guarantee that we will be able to find one willing to do so.”

3.	We note your disclosure here that "Mercalot Inc. qualifies as an 'emerging growth company.'" Please revise your disclosure, for example, in the Prospectus Summary, to provide a summary discussion regarding the implications of being an EGC (e.g., that you may take advantage of certain reduced reporting requirements that are otherwise applicable to larger public companies and whether you intend to take advantage of these reduced reporting requirements and exemptions), as well as what conditions would result in you ceasing to be an EGC. Provide a cross-reference on the prospectus cover page to this discussion.

Response:

We have added the following cross-reference on the prospectus cover page:

“Mercalot Inc. qualifies as an “emerging growth company” as defined in the Jumpstart our Business Startups Act (the “JOBS Act”). As such, we are eligible for certain reduced reporting requirements. Please see 'Prospectus Summary – Emerging Growth Company Status' for a discussion of these exemptions and the conditions that could cause us to lose this status. As a result, there is a possibility that the Company may not be successful in having its securities listed and traded on these exchanges. Investors should be aware of this inherent uncertainty, and the offering is not conditioned on receipt of listing approval.”

We have also added the following section to the Prospectus Summary:

“Emerging growth company status

Mercalot Inc. qualifies as an "emerging growth company" as defined under the Jumpstart Our Business Startups Act (the "JOBS Act"). As an "emerging growth company", we are permitted to take advantage of certain exemptions from various reporting requirements that apply to other public companies that are not emerging growth companies. These exemptions include, but are not limited to:

-	exemption from the requirement to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002;
-	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements;
-	exemptions from certain financial disclosure requirements, including not being required to comply with any new or revised financial accounting standards until those standards would otherwise apply to private companies.

We will continue to be an "emerging growth company" until the earliest of:

-	the end of the fiscal year in which our annual gross revenues exceed $1.235 billion;
-	the date we become a "large accelerated filer," which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter;
-	the date on which we have issued more than $1 billion in non-convertible debt during the previous three years;
-	the end of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities under this registration statement.”

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Prospectus Summary

General Information About Our Company, page 4

4.	Please prominently disclose that your auditor has raised substantial doubt as to your ability to continue as a going concern. In addition, please disclose that your status as a development-stage company means that you have no or limited active business operations, no revenues, and no significant assets.

Response:

We have added the following disclosure “General Information About Our Company” section on the page 5:

“Our independent auditor has expressed substantial doubt regarding our ability to continue as a going concern. We are a development-stage company, and as such, we currently have limited active business operations, no revenues, and no significant assets. These factors raise concerns about our ability to fund ongoing operations and achieve profitability in the foreseeable future. If we are unable to raise sufficient capital or generate revenues, our business may fail.”

Our director will continue to exercise significant control over our operations…, page 13

5.	We note your disclosure that "[a]fter the completion of this offering, our management will own a majority of our common stock" and that "[i]t will have a significant influence in determining the outcome of all corporate transactions." Please revise to disclose management's percentage ownership of your common stock assuming the sale of all shares being registered and characterize such ownership as a controlling interest. Additionally, please include comparable disclosure on the prospectus cover page.

Response:

We have revised our disclosure in this risk factor.

We have also included the following disclosure on the prospectus cover page:

“After the completion of this offering, management will own approximately 20% of our outstanding common stock, representing a controlling interest. This control gives management significant influence over corporate decisions, including the election of directors and approval of major transactions, which could adversely affect the interests of minority shareholders.”

Risk Factors

We are selling this offering without an underwriter . . ., page 13

6.	Please revise this risk factor to explain that no underwriter has engaged in any due diligence activities and that an underwriter’s due diligence obligations go to confirming the accuracy of the disclosure in the prospectus as well as providing input as to the offering price.

Response:

We have revised the risk factor and included the following information to the title:

“Additionally, no underwriter has engaged in any due diligence activities, which typically help confirm the accuracy of the disclosure in the prospectus and provide input on the offering price.”

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And the following disclosure to the risk factor:

“Since we are not using an underwriter, no underwriter has conducted any due diligence to verify the information contained in this prospectus. An underwriter typically performs due diligence to confirm the accuracy and completeness of the prospectus disclosures and provides input into determining the offering price. Without this input, there may be additional risks to investors regarding the accuracy of the disclosures and the appropriateness of the offering price.”

Use of Proceeds, page 15

7.	Please revise the Use of Proceeds table to reflect the order of priority of your proceeds and discuss your plans if substantially less than the maximum proceeds are obtained. Refer to Instruction 1 to Item 504 of Regulation S-K.

Response:

We have revised the Use of Proceeds table and included the following disclosures:

“We will allocate funds in the following order of priority:

1.	General and Administrative Costs (to cover costs associated with compliance, accounting, and legal fees necessary for reporting obligations).
2.	Marketing and Advertising (to promote our platform to increase user acquisition and market awareness).
3.	Mobile Application improvement (enhancements to our app to improve functionality).
4.	General working capital (for operational flexibility and unforeseen expenses).
5.	Equipment and Data Storage servers (to support our platform infrastructure and data storage needs).”

“If we raise less than the maximum proceeds, our first priority will be to cover General and Administrative Costs necessary to maintain reporting compliance. Additional funds will be allocated to Marketing and Advertising to drive platform growth, followed by Mobile Application improvement to enhance functionality. General working capital and Equipment will receive remaining funds based on available proceeds. If substantially less than 50% is raised, we will focus primarily on regulatory obligations and targeted marketing to drive user growth.”

Dilution, page 16

8.	It appears you have included your intangible asset balance in your net tangible book value. Please revise to remove the intangible assets from your net tangible book value calculation.

Response:

We have revised the value and updated the table.

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Description of Our Business, page 21

9.	Please revise to disclose what types of goods and services will be sold on your marketplace.

Response:

We have included the following description:

“Diverse Product and Service Offerings: our marketplace platform offers a comprehensive range of services and products, organized into the following categories:

• Services:

-	Design (services in graphic design, logo creation, and branding, catering to businesses and individuals looking to enhance their visual identity);
-	Development and IT (web and software development, app development, IT support, and other technology services for clients seeking custom digital solutions);
-	SEO and Traffic (services to improve website search engine rankings, drive traffic, and optimize digital presence for businesses aiming to enhance online visibility);
-	Social Media and Advertising (social media management, digital marketing strategies, and online advertising services for brands looking to grow their audience and reach);
-	Audio, Video, and Shooting (professional services for video production, audio editing, photography, and videography for personal or commercial projects);
-	Texts and Translations (writing, copywriting, editing, and translation services across multiple languages for diverse content needs);
-	Business and Life (consulting services for business strategy, personal development, life coaching, and other professional advice tailored to personal and business growth).

• Products:

-	iTunes & App Store (digital products and services available for purchase through major app platforms like iTunes and the App Store);
-	Audiobooks (audio versions of books across genres, catering to listeners seeking educational or recreational content);
-	Databases (collections of data and resources, including educational materials, industry data, and research tools);
-	Video and Audio Courses, Lessons (digital courses and lessons covering a wide range of topics, from professional skills to personal hobbies);
-	Web Sites (pre-built websites and templates for individuals and businesses looking to establish an online presence quickly);
-	Mobile Applications (access to and downloads of mobile applications for a variety of uses, from productivity to entertainment);
-	Access to Resources (subscriptions or one-time purchases for exclusive access to digital libraries, educational content, and other resources);
-	Game Accounts and Currency (virtual items such as game accounts and in-game currency for popular video games, catering to gaming enthusiasts);
-	Gift Certificates and Invitations (digital gift certificates for various services and personalized invitations for events and special occasions);
-	Forecasts and Social Networks (industry trend forecasts, market research reports, and tools to grow and manage social media presence);
-	Hosting (web hosting services for individuals and businesses, enabling them to host websites, applications, and digital content online);
-	Miscellaneous (user-uploaded products such as secondhand clothes, handmade crafts, and other physical items, creating a versatile marketplace for unique and personalized goods).

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By offering a diverse selection of goods and services, our platform aims to serve a wide range of consumer preferences, from individual creators and small businesses to consumers looking for unique products and professional services. This diversity enhances our marketplace’s inclusiveness and caters to both digital and physical product needs.”

Certain Relationships and Related Transactions, page 41

10.	We note your disclosure on page F-9 that "[a]s of June 30, 2024, the Company owed $49,230 to the Company’s directors, Blas Mayor Reyes and Isabel Marin Vargas, for the Company’s working capital purposes." Please revise to disclose the amount outstanding as of the most recent practicable date. Refer to Item 404(d) and Item 404(a)(5) of Regulation S-K. We also note your disclosure on page 31 that your business office "was provided by our officer and president Mr. Mayor Reyes for free use, without any payment." Please revise to include the approximate dollar value of such office space. Refer to Item 404(d) and Item 404(a)(3) of Regulation S-K.

Response:

We have disclosed the amount outstanding as of September 30, 2024.

We have also added the following information on the page 31 (in the section Description of Property. Offices):

“Based on current market rates for similar office spaces in the Valencia area, the approximate dollar value of this office space is $600 per month or $7,200 per year.”

Notes to the Financial Statements

Note 5. Related Party Transactions, page F-9

11.	Please disclose the amount at which you valued the services of Blas Mayor Reyes that are included in General and Administrative Expenses.

Response:

We have included the following disclosure:

“This issuance was in exchange for the provision of services to the Company. The services provided by Mr. Reyes were valued at $300, which has been recorded under General and Administrative Expenses for the period ending June 30, 2024.”

General

12.	We note that you intend to be listed and traded on the Nasdaq Stock Market. We also note that this is a best-efforts, self-underwritten offering. Please supplementally tell us the listing standard you intend to rely upon in listing your common stock and specifically confirm whether and how you meet each of the quantitative requirements. If you do not meet such quantitative requirements, please explain how you expect to do so. Alternatively, please remove references to listing your common stock on the Nasdaq Stock Market from the registration statement.

Response:

We acknowledge the requirements to list our common stock on the Nasdaq Stock Market. Our intention is to rely on the Nasdaq Capital Market listing standard for small and emerging companies. Specifically, we confirm the following:

1.	Stockholders' Equity. We are working towards reaching the minimum required equity of $5 million. Our current stockholders' equity as of June 30, 2024 is approximately $1,731. If necessary, we will conduct a private placement or a follow-on equity offering to meet the $5 million stockholders' equity requirement.

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2.	Market Value of Publicly Held Shares. We are evaluating the market value of our publicly held shares and aim to meet the required minimum of $15 million upon completion of the offering.

3.	Number of Shareholders. We currently do not have the required 300 round lot shareholders, but we are expanding investor outreach through targeted marketing efforts and engagement with broker-dealers to ensure we meet this requirement.

4.	Market Makers. We are in discussions to secure the required three market makers to support trading on Nasdaq.

5.	Public Float. The company intends to meet the minimum public float of 1 million shares through a combination of this offering, subsequent issuance of common stock and expanding our investor base and.

6.	Minimum Share Price. We plan to achieve the required minimum $4 per share bid price.

13.	It appears from your disclosure that you may be a shell company pursuant to Rule 405 under the Securities Act. In this regard, we note that you have no revenue, minimal operations and nominal assets. Please revise to explicitly disclose your status as a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Alternatively, explain to us why this is not necessary.

Response:

SEC Release No. 33-8587 defines a “shell company” as a company “…with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.”

We respectfully submit that our company is not a shell company as defined by Rule 405 under the Securities Act, despite currently having no revenue and nominal assets. We are actively engaged in the development of our marketplace platform, which will host a wide variety of products and services. Our ongoing efforts include the following:

1.	Business Development

We are working to improve the platform and expand our network of service providers and sellers. The development of our marketplace is a key part of our business plan, and we have a clear roadmap for its launch, which will generate future revenues.

2.	Capital Raising

Through our current offering, we are raising capital to fund product development, marketing, and business expansion. These efforts will further support our operations and contribute to building our business.

3.	Future Growth

We have detailed strategies in place to generate revenue once the platform is fully launched, including marketing campaigns, partnership agreements, and user acquisition strategies.

While we currently have no revenue and minimal assets, we are actively building the foundation of our business. Our operations are not nominal, and we are continually working toward the expansion of our business and the generation of revenue.

For these reasons, we believe we do not meet the definition of a shell company under Rule 405.

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You can direct any other comments or questions directly to:

Blas Mayor Reyes

Telephone: +13072630861

Email: mercalot.inc@safedealconnect.com

/s/ Blas Mayor Reyes

Blas Mayor Reyes

President, Chief Financial Officer,

Chief Executive Officer, Director

/s/ Isabel Marin Vargas

Isabel Marin Vargas

Director

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